Exhibit 99.4

RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
DECEMBER 31, 2010
(in thousands of United States Dollars except per share data, unless otherwise noted)

The following represents additional information to the consolidated financial statements of Gammon Gold Inc. (“the Company”) that were prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). Set out below are the material adjustments to net (loss) / earnings for the years ending December 31, 2010 and 2009, and to shareholders’ equity at December 31, 2010, and December 31, 2009 in order to conform to accounting principles generally accepted in the United States of America (“US GAAP”).

Consolidated Statements of Operations and Comprehensive Loss:

	Year ended	Year ended
	December 31, 2010	December 31, 2009

Net (loss) / earnings based on Canadian GAAP	$(147,487)	$8,205
Impairment charge (Note 1(a))	9,520	-
Exploration costs, net of depletion (Note 1(b))	(21,695)	(11,801)
Stripping costs, net of depletion (Note 1(c))	(13,557)	(7,817)
Depletion of mining properties (Note 1(d))	(6,604)	(5,373)
Net realizable value adjustments (Note 1(g))	91	(170)
Reversal of tax on financial assets (Note 1(h))	(1,498)	-
Future income taxes on US GAAP differences	8,651	7,221

Net loss based on US GAAP	$(172,579)	$(9,735)

Other comprehensive income based on Canadian GAAP, net of tax of $1,498	8,164	-
Reversal of tax on financial assets (Note 1(h))	1,498	-
Amortization of actuarial gains from AOCI to net loss, net of tax of $63 (2009 - $6) (Note 1(f))	396	14
Change in funded status of employee benefit plans, net of tax of $204 (2009 - $343) (Note 1(f))	(746)	(849)

Other comprehensive income / (loss) based on US GAAP	$9,312	$(835)

Comprehensive loss based on US GAAP	$(163,267)	$(10,570)

Loss per share
Basic	$(1.25)	$(0.08)
Diluted	$(1.25)	$(0.08)

Consolidated Statements of Shareholders’ Equity:

Deficit:

	December 31, 2010	December 31, 2009

Deficit based on Canadian GAAP	$(252,173)	$(104,686)
Change in deficit due to reporting currency translation	7,623	7,623
Exploration costs, net of depletion (Notes 1(a), (b) and (e))	(86,174)	(73,999)
Amortization of mineral rights (Note 1(b))	(10,941)	(10,941)
Stripping costs, net of depletion (Note 1(c))	(25,936)	(12,379)
Depletion of mining interests (Note 1(d))	(16,551)	(9,947)
Net realizable value adjustment reversals (Note 1(g))	(79)	(170)
Reversal of tax on financial assets (Note 1(h))	(1,498)	-
Future income tax adjustments	29,754	21,103
Deficit based on US GAAP	$(355,975)	$(183,396)

RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
DECEMBER 31, 2010
(in thousands of United States Dollars except per share data, unless otherwise noted)

Accumulated other comprehensive income (“AOCI”):

	December 31, 2010	December 31, 2009

AOCI based on Canadian GAAP	$14,598	$6,434
Change in AOCI due to reporting currency translation	(7,623)	(7,623)
Reversal of tax on financial assets (Note 1(h))	1,498	-
Change in funded status of employee benefit plans, net of tax of $744 (2009 - $540) (Note 1(f))	(2,102)	(1,356)
Amortization of actuarial gains from AOCI to net loss, net of tax of $97 (2009 - $34) (Note 1(f))	481	85
AOCI based on US GAAP	$6,852	$(2,460)

Consolidated Balance Sheets:

The following material balance sheet differences exist between Canadian and US GAAP:

Inventories:
	December 31, 2010	December 31, 2009

Reported under Canadian GAAP	$88,979	$71,682
Exploration costs (Note 1(b))	(2,679)	(1,566)
Stripping costs (Note 1(c))	16,166	9,808
Depletion of mining interests (Note 1(d))	2,433	1,639
Net realizable value adjustment reversals (Note 1(g))	(79)	(170)

Reported under US GAAP	$104,820	$81,393

Mining interests and related deferred costs:
	December 31, 2010	December 31, 2009

Reported under Canadian GAAP	$387,279	$434,509
Impairment charge (Note 1(a))	9,520	-
Exploration costs, net of depletion (Note 1(b), (e))	(93,015)	(72,433)
Stripping costs, net of depletion (Note 1(c))	(42,102)	(22,187)
Amortization of mineral rights (Note 1(b))	(10,941)	(10,941)
Depletion of mining interests (Note 1(d))	(18,984)	(11,586)

Reported under US GAAP	$231,757	$317,362

Future income tax liability:
	December 31, 2010	December 31, 2009

Reported under Canadian GAAP	$67,283	$80,566
Future income tax adjustments	(30,401)	(21,609)

Reported under US GAAP	$36,882	$58,957

RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
DECEMBER 31, 2010
(in thousands of United States Dollars except per share data, unless otherwise noted)

Employee future benefits:
	December 31, 2010	December 31, 2009

Reported under Canadian GAAP	$1,983	$1,635
Adjustment for funded status of employee benefit plans (Note 1(f))	2,268	1,777

Reported under US GAAP	$4,251	$3,412

Consolidated Statements of Cash Flows:

As a result of the treatment of mining interests and stripping costs under Notes 1 (b) and (c) below, cash expended for exploration and stripping costs would be classified as operating rather than investing, resulting in the following totals under US GAAP:

	Year ended	Year ended
	December 31, 2010	December 31, 2009
Cash from operations based on Canadian GAAP	$97,583	$78,218
Exploration costs (Note 1(b))	(26,591)	(15,152)
Stripping costs (Note 1(c))	(26,030)	(18,162)
Cash from operations based on US GAAP	$44,962	$44,904

Cash used in investing based on Canadian GAAP	$(118,414)	$(77,462)
Exploration costs (Note 1(b))	26,591	15,152
Stripping costs (Note 1(c))	26,030	18,162
Cash used in investing based on US GAAP	$(65,793)	$(44,148)

Notes to the Reconciliation with United States Generally Accepted Accounting Principles

Note 1 – Adjustments from Canadian generally accepted accounting principles

(a)     Impairment charge

In June 2010, the Company recorded an impairment charge under CICA Section 3063, Impairment of Long-Lived Assets, in relation to the El Cubo mine. Consistent with ASC section 360-10-35, Impairment or Disposal of Long-Lived Assets, the impairment charge was measured as the difference between the fair value of the El Cubo reporting unit and its carrying value. However, the carrying value of the El Cubo reporting unit differs under US GAAP, thereby impacting the impairment charge recorded on June 30, 2010.

(b)     Mining interests and related deferred costs

In March 2002, the Emerging Issues Committee of the CICA issued EIC 126 – Accounting by Mining Enterprises for Exploration Costs, updated by EIC 174 – Mining Exploration Costs in March 2009, which affects mining companies with respect to the deferral of exploration costs. EIC 174 refers to CICA Handbook Section 3061, Property, Plant and Equipment, paragraph .21 which states that for a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment.

Under Canadian GAAP, the Company considers certain exploration costs to have characteristics of property, plant and equipment and, accordingly, defers such costs.

Under United States GAAP, exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Commercial feasibility is established in compliance with the US Securities and Exchange Commission Industry Guide 7, and consists of identifying that part of a mineral deposit that can be economically and legally extracted or produced at the time of the reserve determination. After an area of interest has been assessed as commercially feasible, expenditures specific to the area of interest for further development are capitalized.

RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
DECEMBER 31, 2010
(in thousands of United States Dollars except per share data, unless otherwise noted)

(c)     Stripping costs

In March 2006, the Emerging Issues Committee of the CICA issued EIC 160 – Stripping Costs Incurred in the Production of a Mining Operation, which addresses the treatment of stripping costs under Canadian GAAP. EIC 160 indicates that Stripping costs should be accounted for according to the benefit received by the entity. Generally, stripping costs should be accounted for as variable production costs that should be included in the costs of the inventory produced (that is, extracted) during the period that the stripping costs are incurred. However, stripping costs should be capitalized if the stripping activity can be shown to represent a betterment to the mineral property. A betterment occurs when the stripping activity provides access to sources of reserves and resources that will be produced in future periods that would not have otherwise been accessible in the absence of this activity.

Under Canadian GAAP, stripping costs are capitalized when access is gained to sources of reserves and resources that will be produced in future periods, that would otherwise not have been accessible.

ASC subtopic 930-330 addresses the treatment of stripping costs under US GAAP and indicates that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of inventory produced during the period that the stripping costs are incurred. In November 2007, a mining industry position paper was issued that concluded that it was the intent of ASC subtopic 930-330 that pre-production stripping costs incurred to develop each pit within a mining complex to access a single or multiple ore bodies should generally be capitalized and separately amortized if certain operational, geological and other factors specific to the mining complex are met. As a result of this guidance, for United States GAAP, the Company has capitalized stripping costs relating to one pit for which there are no future plans to combine the pit with other pits that are currently in production. All other stripping costs have been included in the costs of inventory produced.

(d)     Depletion of mining interests

Effective April 1, 2008, the Company changed its estimate, for Canadian GAAP purposes, of the useful lives of its mines to be based on proven and probable reserves of the mine and the portion of mineralization expected to be classified as reserves. Previously, the Company estimated the useful life based on proven and probable reserves to be mined. There is limited guidance under Canadian GAAP regarding the depletion of mineral interests, however Section 3061, Property, Plant & Equipment, defines mining properties as “items of property, plant and equipment represented by the capitalized costs of acquired mineral rights and the costs associated with exploration for and development of mineral reserves”. Therefore, mining properties are considered property, plant & equipment under Canadian GAAP. With respect to amortization of property, plant and equipment, Section 3061 indicates that “amortization should be recognized in a rational and systematic manner appropriate to the nature of an item of property, plant and equipment with a limited life and its use by the enterprise”. The Company determined that the useful life of its mines is better represented by also including a portion of mineralization expected to be classified as reserves, as opposed to only proven and probable reserves.

The United States Securities and Exchange Commission indicated in Industry Guide 7 that disclosure of reserve information is limited to proven and probable reserves. Consequently, in December 1996 the American Institute of Certified Public Accountants’ International Practices Task Force indicated that because disclosure of possible reserves is prohibited by SEC rules, under US GAAP, the base used for the depletion calculation also cannot include these amounts.

(e)     Fair value of long-term debt

In consideration for the Soyopa claims acquired in November, 2001, the Company entered into a non-interest bearing loan agreement. Commencing in 2006, the loan was presented at its fair value under Canadian GAAP. Under US GAAP, interest must be imputed on this loan in accordance with ASC topic 470, Debt. The reduction in the principal amount of the loan as a result of imputing a market rate of interest also reduced the carrying values of the Company's mineral properties accordingly. This loan is no longer outstanding.

During the periods subsequent to November 2001, the interest imputed on the loan was recorded as a period expense for US GAAP. For Canadian GAAP, the imputed interest was added to the cost of the mineral properties and is depleted over the useful life of the mine.

RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
DECEMBER 31, 2010
(in thousands of United States Dollars except per share data, unless otherwise noted)

(f)     Employee future benefits

The Company follows ASC topic 715, Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans, which requires the recognition of the funded status of a benefit plan in the Company’s financial statements. ASC topic 715 also requires that the plan assets and benefit obligations be measured as of the date of the Company’s fiscal year-end. Under ASC topic 715, the Company is required to recognize unamortized actuarial gains and losses, prior service cost and remaining transitional amounts not recognized under Canadian GAAP, and to recognize changes in the funded status, through other comprehensive income, in the year in which the changes occur.

(g)     Inventory net realizable value adjustments

CICA Section 3031, Inventories, requires that previous write-downs of inventories be reversed when there is a subsequent increase in the net realizable value of the inventories. ASC topic 330, Inventory, addresses the accounting for net realizable value adjustments for US GAAP and indicates that when inventories have been written down below cost at the close of a fiscal year, such reduced amount is to be considered the cost for subsequent accounting purposes, and therefore no future reversal of the write-down is permitted. ASC topic 270, Interim Reporting, however, indicates that recoveries of inventory losses from market declines in later interim periods of the same fiscal year should be recognized as a reversal of the original write-down.

During the first quarter of 2009, the Company recognized a net realizable value adjustment reversal of $295. At December 31, 2010, $79 of this reversal remained within inventory under Canadian GAAP, with the remainder expensed to production cost during the periods subsequent to March 31, 2009. The higher value inventories under Canadian GAAP would have been expensed to production costs during the period. Therefore, the impact of this difference under US GAAP is to increase net earnings by $91 (2009 – ($170)) and to decrease inventories at December 31, 2010 by $79 (2009 – $170).

(h)     Reversal of tax on financial assets

EIC 172, Income Statement Presentation of a Tax Loss Carryforward Recognized Following an Unrealized Gain Recorded in Other Comprehensive Income, requires the tax benefit from the recognition of previously unrecognized tax loss carryforwards as a result of unrealized gains on financial assets to be recognized in net loss. Under US GAAP, these amounts are recognized in other comprehensive income. The impact of this adjustments is an increase in net loss and an increase in accumulated other comprehensive income of $1,498.

Note 2 – Stock options (in Canadian dollars, except where otherwise noted)

The intrinsic value of options exercised during 2010 is $4,340 (2009 - $9,370). As at December 31, 2010 and 2009, the aggregate intrinsic value of options outstanding is $2,103 and $17,354 respectively, while the aggregate intrinsic value of the options currently exercisable is $710 and $11,491, respectively. In 2010 and 2009, the 760,000 and 1,067,750 options that vested had a fair value of $2,888 and $5,825, respectively.

The weighted average remaining contractual life for options exercisable as at December 31, 2010 and 2009 is 2.54 years and 1.91 years respectively.

As at December 31, 2010 there was $5,513 USD (2009 – $3,491 USD) in unrecognized compensation cost related to options which have not yet vested. This expense is expected to be recognized over a weighted average period of 3.07 years (2009 – 2.53 years).

The tax benefit realized from stock options exercised during the years ended December 31, 2010 and December 31, 2009 was $Nil.

Under Canadian GAAP, the Company accounts for the impact of forfeitures as they occur, whereas under ASC Topic 718, Compensation - Stock Compensation, forfeitures are required to be estimated. The Company has determined that the impact of the difference on accounting for stock-based compensation under Canadian GAAP and US GAAP is not material.

RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
DECEMBER 31, 2010
(in thousands of United States Dollars except per share data, unless otherwise noted)

Note 3 – Employee future benefits

The funded status of the Company’s plans as at December 31, 2010 and 2009 is ($4,251) and ($3,412) respectively. The accumulated benefit obligation of the Company’s plans as at December 31, 2010 and 2009 is $2,021 and $1,967 respectively.

Amounts recorded in accumulated other comprehensive income as at December 31, 2010 and 2009 are as follows:

	December 31, 2010	December 31, 2009

Net loss, net of tax of $589 (2009 - $385)	$1,470	$961
Prior service cost, net of tax of $58 (2009 - $121)	151	310

The amount recognized in accumulated other comprehensive income expected to be recognized as a component of net periodic benefit cost during the year ended December 31, 2011 is $55.

The Company used a discount rate of 8.25% (2008 – 9.00%) when calculating is employee future benefit obligation. This rate was determined by matching the cash flows underlying the employee future benefit obligation with the returns available on Mexican Government bonds over similar durations.

The estimated future benefits payments are as follows:

2011	$245
2012	$179
2013	$199
2014	$225
2015	$227
2016 and thereafter	$1,857

Note 4 – Income taxes

The income tax effects of differences between the accounting value and the tax value of assets and liabilities are as follows:

	December 31, 2010	December 31, 2009
Deferred tax liabilities
Accounting value of mineral properties in excess of tax value	$27,990	$62,042
Accounting value of inventories in excess of tax value	24,194	18,151
	52,184	80,193

Deferred tax assets
Deductible share issue costs	1,912	2,865
Employee future benefits	647	964
Unrealized foreign exchange losses	3,206	2,608
Other	5,465	2,796
Non-capital losses carried forward	42,392	58,253
	53,622	67,486
Valuation allowance	(38,320)	(46,250)
	15,302	21,236

Net deferred tax liabilities	$36,882	$58,957

ASC topic 740, Income Taxes, prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides guidance on accounting and disclosure based on whether it is more likely than not that an uncertain tax position will be sustained on review by taxation authorities. The Company did not have any unrecognized tax benefits at December 31, 2010, and no adjustments were recognized for uncertain tax benefits during the year.

RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
DECEMBER 31, 2010
(in thousands of United States Dollars except per share data, unless otherwise noted)

The Company recognizes interest and penalties related to income taxes in interest expense.

The Company and its subsidiaries are subject income tax in Canada, the United States, and Mexico. In Canada, years ranging from 2006 through 2010, as applicable, are subject to examination by the taxing authorities in the respective jurisdictions where returns are filed. In the United States, years ranging from 2007 through 2010 are subject to examination by taxing authorities. All years are subject to examination by the taxing authorities in Mexico.

The Company earns income and is subject to tax in the following jurisdictions:

	Year ended	Year ended
	December 31, 2010	December 31, 2009
Provision / (recovery) for income taxes:
Current
Canada	$294	$-
Foreign	(1,810)	5,041
Future
Canada	-	-
Foreign	(26,247)	(610)

Geographic components of loss before income taxes:
Canada	$(3,769)	$(4,982)
Foreign	(196,573)	(321)
	$(200,342)	$(5,303)

Note 5 – Receivables
	December 31, 2010	December 31, 2009

Trade	$724	$281
Taxes receivable	1,628	-
Advances	1,029	-
Other	392	1,693
	$3,773	$1,974

Note 6 – Accounts payable and accruals
	December 31, 2010	December 31, 2009

Trade payables	$21,799	$22,224
Accruals	6,903	7,328
Taxes payable	-	422
Accrued payroll	9,037	5,049
Other	262	1,996
	$38,001	$37,019

Note 7 – Recent US accounting pronouncements

In December 2010, the FASB issued ASU 2010-29, Business Combinations (Topic 805), Disclosure of Supplementary Pro Forma Information for Business Combinations. The amendments in this ASU affect any public entity as defined by Topic 805, Business Combinations, that enters into business combinations that are material on an individual or aggregate basis. The amendments in this ASU specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. The amendments also expand the supplemental pro-forma adjustments directly attributable to the business combination included in the reported pro-forma revenue and earnings. The amendments are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The Company is still assessing the potential impact of this ASU on its future disclosure requirements.

RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
DECEMBER 31, 2010
(in thousands of United States Dollars except per share data, unless otherwise noted)

In April 2010, the Financial Accounting Standards Board (“FASB”) issued ASU 2010-13, Compensation — Stock Compensation (Topic 718), Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades. This ASU provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments in this ASU are effective for fiscal years and interim periods within those fiscal years beginning on or after December 15, 2010 and are not expected to have a significant impact on the Company’s consolidated financial statements.

In February 2010, the FASB issued ASU 2010-09, Subsequent Events (Topic 855), Amendments to Certain Recognition and Disclosure Requirements. This ASU amended the guidance on subsequent events and will no longer require that an SEC filer disclose the date through which subsequent events have been evaluated. The amendment is effective upon issuance. The adoption of this ASU had no impact on the consolidated financial statements.

In January 2010, the FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements, which provides amendments to Subtopic 820-10, Fair Value Measurements and Disclosures (formerly SFAS No. 157, Fair Value Measurements). The new disclosures now required by the amended guidance include the amounts of significant transfers in and/or out of Level 1 and Level 2 fair value measurements and the reasons for the transfers, and a reconciliation of the activities in Level 3 fair value measurements on a gross basis. In addition, this ASU clarifies the existing disclosure requirements for level of disaggregation, and disclosures about inputs and valuation techniques. The new disclosures and clarifications of existing disclosures are effective for annual or interim reporting periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activity for purchases, sales, issuances, and settlements on a gross basis. Those disclosures are effective for fiscal years beginning after December 15, 2010. The adoption of this ASU had no impact on the consolidated financial statements.

On January 1, 2010, the Company adopted the amended ASC Topic 810, Consolidation (formerly SFAS No. 167, Amendments to FASB Interpretation No. 46(R)). The amendments were intended to address the effects on certain provisions of ASC Subtopic 810-10, as a result of the elimination of the qualifying special-purpose entity concept; and concerns about the application of certain key provisions of ASC Subtopic 810-10, including those in which the accounting and disclosures under the Interpretation did not always provide timely and useful information about an enterprise’s involvement in a variable interest entity. The adoption of ASC Topic 810 did not have an impact on the consolidated financial statements.

On January 1, 2010, the Company adopted the amended ASC Topic 860, Transfers and Servicing, (formerly SFAS No. 166, Accounting for Transfers of Financial Assets —an amendment of FASB Statement No. 140) which eliminated the concept of a qualifying special purpose entity; clarifying and amending the derecognition criteria for a transfer to be accounted for as a sale; amending and clarifying the unit of accounting for sale accounting; and requiring that a transferor initially measure at fair value and recognize all assets obtained and liabilities incurred as a result of a transfer of an entire financial asset or group of financial assets accounted for as a sale. The adoption of ASC Topic 860 did not have an impact on the consolidated financial statements.